UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2014CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (andlocality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements and Consolidated Financial Statements, as of 12/31/2013(BRGAAP – Portuguese and English version)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC	01/30/2014
Banco Santander Individual Publication - BRGAAP	01/31/2014

Annual and Consolidated Financial Statements, as of 12/31/2013(IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	03/31/2014

Standardized Financial Statements (DFP), as of 12/31/2013- BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	01/30/2014

Standardized Financial Statements (DFP), as of 12/31/2013 – IFRS Banco Santander –Consolidated

EVENT	DATE
Submission to BM&F Bovespa and CVM	03/31/2014

Cash proceeds in the allocation of the result for fiscal year of 2013* (The distributions already made will be ratified at the Annual Shareholders’ Meeting)

Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares (Gross)			Pay Day
			ON	PN	UNIT
Interest on Equity	03/27/2013	300,000,000.00	R$ 0.720049979	R$ 0.792054977	R$ 79.205497685	08/29/2013
Intermediary dividends	06/25/2013	650,000,000.00	R$ 1.560306559	R$ 1.716337215	R$ 171.633721501	08/29/2013
Intermediary dividends	09/26/2013	450,000,000.00	R$ 1.082149672	R$ 1.190364639	R$ 119.036463894	02/26/2014
Intermediary dividends	12/30/2013	285,196,062.83	R$ 0.686198574	R$ 0.754818432	R$ 75.481843187	02/26/2014
Interim dividends	12/30/2013	714,803,937.17	R$ 1.719860498	R$ 1.891846548	R$ 189.184654791	02/26/2014

* The distributions will be ratified at the Annual Shareholders’ Meeting to be held in 2014.

Cash proceeds in the allocation of the result for fiscal year of 2014
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day From
			ON	PN	UNIT
Intermediary dividends	3/26/2014; and 3/28/2014 (Erratum)	99,807,335.16	R$ 0.240571396	R$ 0.264628536	R$ 26.462853607	08/28/2014
Interim dividends	3/26/2014; and 3/28/2014 (Erratum)	120,192,664.84	R$ 0.289707336	R$ 0.318678070	R$ 31.867806997	08/28/2014

Reference Form as of 12/31/2013

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/30/2014

Annual Information – 20F, as of 12/31/2013

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	04/30/2014

Quarterly Information – Consolidated Financial Statements – BR GAAP/IFRS

EVENT	DATE
Submission to BM&F Bovespa and CVM
Referring to 1st quarter of 2014	04/29/2014
Referring to 2nd quarter of 2014	07/31/2014
Referring to 3rd quarter of 2014	11/04/2014

Quarterly Information – Consolidated Financial Statementsin English – BR GAAP/IFRS

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter of 2014	04/29/2014
- Referring to 2nd quarter of 2014	07/31/2014
- Referring to 3rd quarter of 2014	11/04/2014

Extraordinary Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – 02/15/2014, 02/18/2014 e 02/19/2014 Valor Econômico 02/17/2014, 02/18/2014 e 02/19/2014
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/14/2014
General Shareholders’ Meeting	03/18/2014
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	03/18/2014

Annual and General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – March29th and April 1st and 2nd, 2014 Valor Econômico – March31st and April 1st and 2nd, 2014
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	03/28/2014
General Shareholders’ Meeting	04/30/2014
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/30/2014

Board of Directors’ Meeting

EVENT	DATE

Board of Directors’ Meeting Analyze, discuss and resolve on (i) the issuance abroad of instruments eligible for inclusion in Tier I and Tier II of Santander’s regulatory capital [patrimônio de referência] (“Notes”) pursuant to CMN Resolution No. 4192 of March 1, 2013, as amended (“CMN Resolution 4192/13”), in the amount in US dollars equivalent to six billion Brazilian Reais (R$ 6,000,000,000.00), according to F-3ASR Registration Statement filed with the U.S. Securities and Exchange Commission – SEC (“Notes Program”), within the context of the plan for optimizing the composition of Santander’s regulatory capital, as disclosed in the Material Fact dated September 26, 2013; and (ii) the execution, delivery and performance of all documents to which Santander is a party and/or which are signed by or on behalf of Santander in relation to the issuance of Notes.

01/14/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	01/14/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  To acknowledge of the activities conducted by the Audit Committee of the Company, as well as their interactions with the Company internal areas and the internal and the independent auditors of the Company and its main points of the attention resulting from meetings and contained in the Report of the Audit Committee for the Company’s Financial Statements for the fiscal year ended on December 31,2013; (b)  To approve the information of the fourth quarter of the year of 2013 and the Company´s Financial Statements, related to the half of the fiscal year ended in December 31,2013, followed by the Management Report, the balance sheet, the statements of profit and loss, independent auditor´s opinion, and the Report of the Audit Committee; (c) To approve the Tax Credit Realization Technical Study, related to the half of the fiscal year ended in December 31, 2013; (d)  To know the leaving of Mrs. Luciane Ribeiro, Executive Officer and of Mr. Pedro Paulo Longuini, Vice-President Executive Officer of the Company; and (e) To elect Mr. Mário Adolfo LibertWestphalen, as Company’s Officer without specific designation.

01/29/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	01/29/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  To propose to the Shareholders Meeting the global remuneration of the Officers and Audit Committee’s members; (b)  To approve theOmbudsman Report related to the second semester of 2013 and the corrective measures as a result of complaints received,for purposes of sections V and VI of Article 33 of the Company’s Bylaws and of sections V and VI of Article 2 of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; (c) To acknowledge and to approve the policy and strategies of the Company in order to make sure that they are able to maintain appropriate and enough liquidity ratios, pursuant to the Resolution CMN #4090, of May 24, 2012, as well as the report with the structure and management of the liquidity ratios;and (d) To know the economics-financials results of the Company relative to January, 2014.

02/26/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	02/26/2014
EVENT	DATE
Board of Directors’ Meeting: Approve the election of the members of the Company’s Audit Committee for a new term of office.	03/18/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/18/2014
EVENT	DATE

Board of Directors’ Meeting: (a)Approve the election of a new member of the Company’s Audit Committee; (b)Elect a new member to compose the Company’s Board Executive Officers; (c)  To know the Report of the Nomination and Remuneration Committee related to the period ended on December 31, 2013, as well as the main activities of the Company’s Nomination and Remuneration Committee, pursuant to Resolution # 3.921/2010, issued by the National Monetary Council; (d)  To approve the Company´s Financial Statements by standard under IFRS, referred to the fiscal year ended on December 31, 2013; (e)  To know the economics-financials results of the Company relative to February, 2014; (f)  To propose to general meeting to change the term of payment of dividends and interest on equity regarding the year of 2013 to not more than one hundred and eighty (180) days as of the date it was stated by the Company’s Board of Directors, pursuant to item X and XVIII of article 17 of the Company´s Bylaws; (g)  To approve the allocation and payment of Company’s dividends; e (h)  To approve the Report containing the policies and strategies for operational risk management, pursuant to Resolution 2.554/98 and 3.380/06, both issued by the National Monetary Council.

03/26/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/26/2014
EVENT	DATE
Board of Directors’ Meeting: To approve the Company´s Financial Statements by standard under IFRS, referred to the fiscal year ended on December 31, 2013.	03/27/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/27/2014
EVENT	DATE

Board of Directors’ Meeting: (a)  Re-ratify the resolution approved at the Board of Directors Meeting of the Company held on March 26, 2014 at 10:30 a.m., specifically with respect to item "e" on the agenda, namely: "(e) To approve the allocation and payment of Company’s dividends", and (b)  Ratify the other decisions taken at that meeting.

03/28/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	03/28/2014
EVENT	DATE
Board of Directors’ Meeting	04/28/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	04/28/2014
EVENT	DATE
Board of Directors’ Meeting	05/28/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	05/28/2014
EVENT	DATE
Board of Directors’ Meeting	06/25/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	06/25/2014
EVENT	DATE
Board of Directors’ Meeting	07/30/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	07/30/2014
EVENT	DATE
Board of Directors’ Meeting	08/27/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	08/27/2014
EVENT	DATE
Board of Directors’ Meeting	09/24/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	09/24/2014
EVENT	DATE
Board of Directors’ Meeting	10/28/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	10/28/2014
EVENT	DATE
Board of Directors’ Meeting	11/26/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	11/26/2014
EVENT	DATE
Board of Directors’ Meeting.	12/17/2014
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM and Accessible to Stockholders.	12/17/2014

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2013	From 01/15/2014 to 01/29/2014
- Referring to 1st quarter of 2014	From 04/10/2014 to 04/28/2014
- Referring to 2nd quarter of 2014	From 07/16/2014 to 07/30/2014
- Referring to 3rd quarter of 2014	From 10/20/2014 to 11/03/2014

Earnings Release – BR GAAP / IFRS

EVENT	DATE
- Referring to 4th quarter of 2013	01/30/2014
- Referring to 1st quarter of 2014	04/29/2014
- Referring to 2nd quarter of 2014	07/31/2014
- Referring to 3rd quarter of 2014	11/04/2014

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2013	01/30/2014
- Referring to 1st quarter of 2014	04/29/2014
- Referring to 2nd quarter of 2014	07/31/2014
- Referring to 3rd quarter of 2014	11/04/2014

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	02/19/2014 – Rio de Janeiro - RJ Salão Nobre – Centro de Convenções Bolsa de Valores do RJ Mercado Street, 10 – Downtown Time: 3:00 p.m. (Brasília’s time)
Public Meeting with Analysts and Shareholders	03/19/2014 – São Paulo – SP (Brazil) Santander Tower PresidenteJuscelinoKubitschekAvenue, 2041 and 2235 – Block A Time: 10:00a.m. (Brasilia’s Time)
Public Meeting with Analysts and Shareholders	05/07/2014 – Belo Horizonte – MG (Brazil)
Public Meeting with Analysts and Shareholders	08/26/2014 – Brasília – DF (Brazil)
Public Meeting with Analysts and Shareholders	08/27/2014 – Recife – PE (Brazil)
Public Meeting with Analysts and Shareholders	11/26/2014 – Porto Alegre – RS (Brazil)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 28, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer